Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

July 12, 2007

The Compensation Committee of

First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Financial Group 401(k) Plan of our report dated July 12, 2007, relating to the statements of net assets available for benefits of First Niagara Financial Group 401(k) Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2006, which report is included in the Form 11-K of the First Niagara Financial Group 401(k) Plan.

/s/ Bonadio & Co., LLP